

August 19, 2022

Xavier Martinez
Chief Financial Officer
APx Acquisition Corp. I
Juan Salvador Agraz 65
Contadero, Cuajimalpa de Morelos
Mexico City, Mexico 05370

> **Re: APx Acquisition Corp. I**
> **Form 8-K filed on August 18, 2022**
> **File No. 001-41125**

Dear Xavier Martinez:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Maurice Blanco